Exhibit 99.2

QUIPT HOME MEDICAL CORP.

Annual General and Special Meeting of Shareholders
March 27, 2024

REPORT ON VOTING

(Pursuant to Section 11.3 of National Instrument 51 -102 Continuous Disclosure Obligations)

MATTERS VOTED UPON	VOTING RESULT
Election of Directors	Outcome of Vote	For	Withheld/Against
Gregory Crawford	Elected	77.74%	22.26%
Mark Greenberg	Elected	76.24%	23.76%
Kevin Carter	Elected	88.45%	11.55%
Brian Wessel	Elected	88.55%	11.45%
Appointment of BDO USA, P.C. as Auditor	Approved	99.03%	0.97%
Approval of the 2024 Equity Incentive Plan	Approved	55.53%	44.47%